UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 28, 2022

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In the Matter of

Preston Hollow Community Capital, Inc.
1717 Main Street, Suite 3900
Dallas, TX 75201

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-257713

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Preston Hollow Community Capital, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 28, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Acting Office Chief